UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated June 23, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ/MF n.º 60.643.228/0001-21

NIRE 35.300.022.807

(a publicly held company)

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS´ MEETING

HELD ON JUNE 13, 2017

1.                                     Date, time and place:: Held on June 13, 2017, at 08:30 a.m., by videoconference, centralized at Rua Fidêncio Ramos, 302, 4th floor, Tower B, Building Vila Olímpia Corporate, Vila Olímpia, in the City of São Paulo, State of São Paulo.

2.                                     Call notice: The Board of Directors’ members dismiss the previous call, as all the member are present at the meeting, pursuant to item 6 of its Rules of Procedures.

3.                                     Attendance: The totality of the sitting members of the Company’s Board of Directors in attendance: Messrs. José Luciano Duarte Penido (Chairman of the Board of Directors), Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo; João Carvalho de Miranda (Vice-Chairman of the Board of Directors), João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza and Raul Calfat.

4.                                     Meeting Board: Mr. José Luciano Duarte Penido — Chairman.

Mrs. Claudia Elisete Rockenbach Leal — Secretary.

5.                                     Agenda: In accordance with the article 17 of the Company’s Bylaws, deliberate about a new revolving credit facility for the Company.

6.                                     Deliberações: After discussion and analysis of the matters included on the agenda, the Board members in attendance decided to, in accordance with the terms of the article 17, XVII of the Company’s By-laws, by the unanimous vote of the Directors, without reservations and/or qualifications, approve the execution of one revolving credit facility by the Company with Banco Bradesco BBI S.A. in the amount of R$ 1.000.000.000,00 (one billion Brazilian Reais).

The Board of Officers is authorized, through its members or by attorney-in-facts duly designated, in accordance with the Company’s By-laws, to execute all documents and to perform all and any necessary acts to accomplish the resolution proposed above.

7. Closing: There being nothing else to address, the meeting was closed and these minutes were drawn, read, found to be accurate, approved and signed by all the members of the Board. Attendance: José

Luciano Duarte Penido (Chairman of the Board of Directors); Alexandre Gonçalves Silva, Carlos Augusto Lira Aguiar, Ernesto Lozardo; João Carvalho de Miranda, João Henrique Batista de Souza Schmidt, Marcos Barbosa Pinto, Paulo Fernando Fleury da Silva e Souza e Raul Calfat, and, also, Claudia Elisete Rockenbach Leal — Secretary.

I hereby certify that the present minutes are a true copy of the original which is filed at the Company’s headquarters.

São Paulo, June 13, 2017.

Signatures:

José Luciano Duarte Penido Chairman	Claudia Elisete Rockenbach Leal Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 23, 2017

Fibria Celulose S.A.

	By:	/s/ Guilherme Perboyre Cavalcanti
	Name:	Guilherme Perboyre Cavalcanti
	Title:	CFO and IRO